SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司


06019361

RECEIVED
2006 DEC 18 P 12:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

15 December 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

Dear Sirs,

SUPPL

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to the website of Hong Kong Exchanges and Clearing Limited today for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED



Irene Ko
Company Secretary

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

Encl

c.c. J P Morgan
- Mr Bric Luk



E:\cherry\S'La Asia\Chgn of address of Lim\ltr to SEC.doc

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

Shangri-La Asia Limited (the "Company"), has on 15 December 2006 released to the website of Singapore Exchange Limited an announcement in relation to the change of address of the share transfer agent of the Company in Singapore (the "Announcement"). The following is a reproduction of the Announcement for information purpose only.

SHANGRI-LA ASIA LIMITED
CHANGE OF ADDRESS OF THE SHARE TRANSFER AGENT IN SINGAPORE

The Board of Directors of Shangri-La Asia Limited (the "Company") wishes to announce that with effect from 18 December 2006, the office address of the Company's share transfer agent in Singapore, Lim Associates (Pte) Ltd, will be changed to:

3 Church Street #08-01
Samsung Hub
Singapore 049483

By Order of the Board
Shangri-La Asia Limited
Ko Sau Lai
Company Secretary